Exhibit 5.1

January 26, 2015

Board of Directors

Chemung Financial Corporation

One Chemung Canal Plaza

P.O. Box 1522

Elmira, New York 14902

Re:	Chemung Financial Corporation 2014 Omnibus Plan (with Component Plans) Registration Statement on Form S-8

Ladies and Gentlemen:

You have requested the opinion of this firm as to certain matters in connection with the issuance of Chemung Financial Corporation (the “Company”) common stock, par value $.01 per share (the “Common Stock”), pursuant to each Component Plan of the Chemung Financial Corporation 2014 Omnibus Plan (the “Omnibus Plan”), as described in the Registration Statement on Form S-8 (the “Form S-8”). We have reviewed the Company’s Certificate of Incorporation and By-laws, the Form S-8, as well as applicable statutes and regulations governing the Company and the offer and sale of the Common Stock.

Based on the foregoing, we are of the following opinion:

Upon the effectiveness of the Form S-8, the Common Stock, when issued in connection with the award of Common Stock pursuant to each Component Plan of the Omnibus Plan, will be legally issued, fully paid and non-assessable.

This opinion has been prepared solely for the use of the Company in connection with the preparation and filing of the Form S-8, and should not be used for any other purpose or relied upon by any other person without the prior written consent of this firm.  We hereby consent to the use of this opinion in the Form S-8.

Yours very truly,
/s/ Hinman, Howard & Kattell, LLP